

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 23, 2016

<u>Via E-mail</u>
Mr. Cyril Means III
Chief Executive Officer
Infrastructure Developments Corp.
299 S. Main Street, 13th Floor
Salt Lake City, Utah 84111

> **Re: Infrastructure Developments Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed May 5, 2016**
> **File No. 000-52936**

Dear Mr. Means:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ending December 31, 2015</u>

<u>Cover Page, page 1</u>

1.   Please revise the date on the cover page of your filing to indicate the correct fiscal year.

<u>Independent Auditor's Report, page F-1</u>

2.   The audit report refers to statements of income, stockholders' equity and cash flows "for the year ended December 31, 2015." Please amend to provide an audit report that also includes the financial statements for the year ended December 31, 2014, in its scope.

Forms 10-Q for the Quarters Ending March 31, 2016 and June 30, 2016

Notes to the Financial Statements, page 7 for March 31, 2016 and page 7 for June 30, 2016

3.   Please revise the heading for your Notes to the Financial Statements for fiscal quarters one and two of 2016 to indicate the correct fiscal quarter and your company's name.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Construction and
Manufacturing